EXHIBIT B

An organizational chart showing the relationship of each EWG or foreign utility company to associate companies in the holding-company system.

FPL Group, Inc. (Claimant)
   FPL Group Capital Inc
      FPL Energy, LLC
         ESI Energy, LLC
            *ESI LP, Inc.
            ESI Doswell GP, Inc.
               *Doswell I, Inc.
                   Doswell Limited Partnership

FPL Group, Inc. (Claimant)
   FPL Group Capital Inc
      FPL Energy, LLC
         ESI Energy, LLC
            *ESI Hawkeye Power, LLC
               Hawkeye Power Partners, LLC

FPL Group, Inc. (Claimant)
   FPL Group Capital Inc
      FPL Energy, LLC
         ESI Energy, LLC
            *FPL Energy Gray County Wind, LLC
               Gray County Wind Energy, LLC

FPL Group, Inc. (Claimant)
   FPL Group Capital Inc
      FPL Energy, LLC
         ESI Energy, LLC
            *FPL Energy Lake Benton Acquisitions, LLC
               Lake Benton Power Partners II, LLC

FPL Group, Inc. (Claimant)
   FPL Group Capital Inc
      FPL Energy, LLC
         ESI Energy, LLC
            *FPL Energy Paris GP, Inc.
            *FPL Energy Paris LP, LLC
               Lamar Power Partners, L.P.

FPL Group, Inc. (Claimant)
   FPL Group Capital Inc
      FPL Energy, LLC
         ESI Energy, LLC
            *ESI West Texas Energy, Inc.
            *ESI West Texas Energy LP, LLC
               West Texas Wind Energy Partners, LP

FPL Group, Inc. (Claimant)
    FPL Group Capital Inc
        FPL Energy, LLC
            *FPL Energy Maine, Inc.
                FPL Energy Maine Hydro LLC
                FPL Energy Wyman LLC
                FPL Energy Wyman IV LLC (61.7831%)
                FPL Energy Mason LLC
                FPL Energy Cape, LLC

FPL Group, Inc. (Claimant)
    FPL Group Capital Inc
        FPL Energy, LLC
            ESI Energy, LLC
                *FPL Energy MH50 GP, LLC
                *FPL Energy MH50 LP, LLC
                    FPL Energy MH50, LP

FPL Group, Inc. (Claimant)
    FPL Group Capital Inc
        FPL Energy, LLC
            ESI Energy, LLC
                *ESI Vansycle GP, Inc.
                *ESI Vansycle LP, Inc.
                    ESI Vansycle Partners, LP

FPL Group, Inc. (Claimant)
    FPL Group Capital Inc
        FPL Energy, LLC
            *ESI Energy, LLC
                FPL Energy Vansycle LLC

FPL Group, Inc. (Claimant)
    FPL Group Capital Inc
        FPL Energy, LLC
            ESI Energy, LLC
                *Badger Windpower Holdings, LLC
                    Badger Windpower, LLC

FPL Group, Inc. (Claimant)
    FPL Group Capital Inc
        FPL Energy, LLC
            ESI Energy, LLC
                *FPL Energy Pecos Wind I GP, LLC
                *FPL Energy Pecos Wind I LP, LLC
                    FPL Energy Pecos Wind I, LP
                *FPL Energy Pecos Wind II GP, LLC
                *FPL Energy Pecos Wind II LP, LLC
                    FPL Energy Pecos Wind II, LP

FPL Group, Inc. (Claimant)
  FPL Group Capital Inc
    FPL Energy, LLC
      ESI Energy, LLC
            *FPL Energy Upton Wind I GP, LLC
            *FPL Energy Upton Wind I LP, LLC
              FPL Energy Upton Wind I, LP
            *FPL Energy Upton Wind II, GP, LLC
            *FPL Energy Upton Wind II LP, LLC
              FPL Energy Upton Wind II, LP
            *FPL Energy Upton Wind III GP, LLC
            *FPL Energy Upton Wind III LP, LLC
              FPL Energy Upton Wind III, LP
            *FPL Energy Upton Wind IV GP, LLC
            *FPL Energy Upton Wind IV LP, LLC
              FPL Energy Upton Wind IV, LP

* denotes direct ownership interest in the EWG.